Exhibit 99.1

PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES TO HOLD CONFERENCE CALL &
WEBCAST OF FIRST QUARTER 2017 FINANCIAL RESULTS TUESDAY, APRIL 25, 2017 AT 9:00 AM (ET)

Brookfield News, April 4, 2017 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that its first quarter 2017 financial results will be released after the market close on Monday, April 24, 2017. Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on Tuesday, April 25, 2017, at 9:00 AM (ET) to discuss with members of senior management the company’s results and current business initiatives. Both the press release and the supplemental information package will be available on the website at www.brookfieldcanadareit.com.

Live audio of the call will be available via webcast at www.brookfieldcanadareit.com. A replay of the webcast will be archived after the end of the conference call.

You may also participate by dialing into the live conference call toll-free at 844-536-4457 in the U.S. and Canada or for overseas calls please dial 574-990-3011, passcode: 3478735. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived for 7 days and can be accessed by dialing 855-859-2056 toll-free in the U.S. and Canada or for overseas calls please dial 404-537-3406, passcode: 3478735.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Director, Investor Relations

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com